Exhibit 99.2

Sundial Growers Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(Unaudited - expressed in thousands of Canadian dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the three and nine months ended September 30, 2019, is dated November 13, 2019. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2019 and the audited annual consolidated financial statements and notes thereto for the ten months ended December 31, 2018 (the “Audited Annual Consolidated Financial Statements”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations as issued by the Canadian Securities Administrators and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A - Table of Contents

COMPANY OVERVIEW	2
STRATEGY AND OUTLOOK	3
OPERATIONAL AND FINANCIAL HIGHLIGHTS	5
RECENT DEVELOPMENTS	6
OPERATIONAL RESULTS - CANNABIS	8
CONSOLIDATED FINANCIAL RESULTS	10
SEGMENTED FINANCIAL RESULTS - CANNABIS	11
SEGMENTED FINANCIAL RESULTS - CORPORATE	17
SEGMENTED FINANCIAL RESULTS - ORNAMENTAL FLOWERS	18
SELECTED QUARTERLY INFORMATION	18
SELECTED ANNUAL INFORMATION	18
LIQUIDITY AND CAPITAL RESOURCES	20
CONTRACTUAL COMMITMENTS AND CONTINGENCIES	27
NON-IFRS MEASURES	27
RELATED PARTIES	30
OFF BALANCE SHEET ARRANGEMENTS	32
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	32
NEW ACCOUNTING PRONOUNCEMENTS	36
RISK FACTORS	38
DISCLOSURE CONTROLS AND PROCEDURES	38
INTERNAL CONTROLS OVER FINANCIAL REPORTING	38
ABBREVIATIONS	39
ADVISORY	40
ADDITIONAL INFORMATION	41

1

COMPANY OVERVIEW

Sundial is a “craft-at-scale” cannabis company engaged in the production, distribution and sale of cannabis for the medical and adult-use markets. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Global Select Market (“Nasdaq”).

Sundial’s mission is to proudly craft pioneering cannabis brands to Heal, Help and Play. We view these as three distinct consumer opportunities, defined as follows:

Heal - cannabis products used as prescription medicine

Help - cannabis products that strive to promote overall health and wellness through cannabidiol (“CBD”)

Play - cannabis products to enhance social, spiritual and recreational occasions

The Company intends to pursue these opportunities globally as regulations permit.

As public perceptions and regulations around the world evolve, the Company believes cannabis is rapidly becoming a consumer good just like any other product in the Consumer Packaged Goods (“CPG”) industry. The Company is leveraging its management team’s extensive experience at global blue-chip companies to bring a differentiated, integrated CPG approach to the relatively new cannabis industry that spans insights and analytics, supply chain, marketing and customer management. The Company believes this holistic and integrated approach gives it a competitive advantage relative to its peers in the cannabis industry.

In Canada, Sundial currently produces and markets premium cannabis for the adult-use (Play) market. In Sundial’s purpose-built indoor modular grow rooms, the Company produces high quality, consistent cannabis in individual, fully controlled room environments. Sundial has established supply agreements with, or been approved to supply cannabis directly to retailers, by seven provincial regulating authorities, specifically the Alberta Gaming, Liquor and Cannabis Commission (“AGCL”), the Ontario Cannabis Store (“OCS”), the British Columbia Liquor Distribution Branch (“BCLDB”), Manitoba Liquor and Lotteries (“MBLL”), Saskatchewan Liquor and Gaming Authority (“SLGA”), Nova Scotia Liquor Corporation (“NSLC”) and PEI Cannabis Management Corporation (“PEICMC”). In addition, Sundial is working to establish supply agreements in all remaining Canadian jurisdictions. Sundial’s supply agreements do not contain minimum purchase commitments. The Company will have an initial focus on premium inhalable products to exploit the Play opportunity and will expand its portfolio to edibles, extracts, topicals and other products once legally permitted. On October 24, 2019, the Company received a licence from Health Canada to sell cannabis oil products which are expected to be available to consumers in early 2020. The Company is currently marketing its adult-use products under its Sundial Cannabis brand and intends to offer products under its Top Leaf, Palmetto and BC Weed Co. brands, among others. The Company is also actively pursuing Help and Heal opportunities in Canada. In the past, the Company has entered into agreements to supply other licensed producers in Canada, and although currently most of our sales are to other licensed producers, we expect our sales to other licensed producers to decrease as a percentage of our total sales throughout 2020 and constitute a minority of total sales in the future as the retail market capacity expands.

The Company plans to enter the rapidly growing global CBD market (Help) with its acquisition of Bridge Farm (as defined below), a leading agricultural indoor producer of edible herbs and ornamental flowers in the United Kingdom. Bridge Farm provides the Company with a number of state-of-the-art, fully operational facilities, a hemp cultivation license at one of Bridge Farm’s facilities and established relationships with a number of large U.K. and multi-national retailers. The Company intends to produce CBD products at low cost, driven by Bridge Farm’s scale, automation and energy subsidies.

To enhance and differentiate the Company’s medical cannabis (Heal) offerings, the Company is working to build industry-leading research capabilities regarding the use of cannabis and cannabinoids as medical treatments. The Company has established partnerships with a number of private and public Canadian research institutions, which the Company is leveraging to facilitate a research-informed approach to identify and develop cannabis strains for medicinal use. In addition, the Company’s joint venture with Pathway Rx Inc. (“Pathway Rx”), uses advanced technology and an extensive library of cannabis strains to identify and customize treatments for a wide range of medical conditions

2

Facilities

	Olds facility	Rocky View facility	Merritt facility	Bridge Farm facility
Location	Olds, Alberta, Canada	Rocky View, Alberta, Canada	Merritt, British Columbia, Canada	Spalding, Lincolnshire, U.K.
Format	Indoor modular	Indoor	Indoor modular	Greenhouses
Primary purpose	Cultivation and extraction	Research and development	Cultivation and extraction	Cultivation and extraction
Total current facility size (Sq. Ft.)	288,000	31,000	-	1,596,000(3)
Additional planned facility size (Sq. Ft.)	160,000(1)	-	35,000(2)	1,991,000(3)
Total projected facility size (Sq. Ft.)	448,000	31,000	35,000	3,587,000
(1)	Subject to construction and licensing of Pods 4 and 5 (each 70,000 sq. ft.) and People and Processing Building (20,000 sq. ft.).
(2)	Subject to construction and licensing.
(3)	Bridge Farm has received an industrial licence to grow hemp from the U.K. government at its Homestead facility and currently cultivates hemp in a portion of this facility. The Company plans to convert a further portion of the Homestead facility and certain other of Bridge Farm’s existing and planned facilities to hemp and high-THC cannabis cultivation operations, subject to the terms of the SAF Jackson Facility (as defined below).

See Capital expenditures in the “LIQUIDITY AND CAPITAL RESOURCES” section of this MD&A.

Corporate Structure

The following table illustrates Sundial’s corporate structure:

Subsidiary	Jurisdiction	Percentage ownership
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sprout Technologies Inc.	Alberta, Canada	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Sundial Deutschland, GmbH	Germany	100%
Pathway Rx Inc.	Alberta, Canada	50%
2082033 Alberta Ltd.	Alberta, Canada	100%
Sundial Managing Partner Inc.	Alberta, Canada	100%
SGI Partnership	Alberta, Canada	99.99%
Sundial U.K. Limited	England and Wales	100%
Project Seed Topco Limited	England and Wales	100%
Project Seed Bidco Limited	England and Wales	100%
Bridge Farm Nurseries Limited	England and Wales	100%
Neame Lea Fresh Limited	England and Wales	100%
Neame Lea Marketing Limited	England and Wales	100%
Neame Lea Nursery Limited	England and Wales	100%
Zyon U.K. Flowers and Plants Limited	England and Wales	100%

STRATEGY AND OUTLOOK

The Company intends to be a leader in the global cannabis industry through the following primary strategies.

Expand production capacity

In the near term, the Company’s primary strategy is to expand production capacity as quickly as possible to meet existing demand in Canada, the U.K. and other markets. In Canada, the Company plans to continue the build-out of its Olds facility to increase its current annual production capacity in Canada from approximately 60 million grams to over 75 million grams by the end of 2019. The Company expects its annual capacity to reach approximately 100 million grams once its Olds facility and Merritt facility are fully constructed and operational. To allow the Company to meet variable demand on a flexible production schedule, it may from time to time enter into arrangements with third parties to produce cannabis on their behalf. In the United Kingdom, the Company intends to begin to convert existing and build new cultivation and extraction space at Bridge Farm to economically produce CBD at scale. The Company’s ability to increase its production capacity in Canada, the U.K. and other markets is subject to regulatory approvals, licensing requirements and other restrictions, including certain of its debt agreements.

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Expand geographic footprint

The Company expects to have a national sales footprint in Canada as soon as its production capacity allows. By the end of 2019, the Company expects to have its product available in at least the seven Canadian provinces where it currently has supply agreements or has been approved to supply cannabis to retailers and will pursue supply agreements and approvals with all remaining Canadian jurisdictions through 2020. Subject to capacity and compliance with Health Canada export permit requirements, local import permit requirements and other applicable local regulations, the Company will begin the export of medical cannabis from Canada to priority opportunity markets, including the U.K. and Germany, as early as 2020. As other countries legalize adult-use cannabis, the Company will move quickly to establish itself in these markets, which may include building local infrastructure that replicates its Canadian model. Leveraging its significant planned capacity in the U.K. through Bridge Farm, the Company will aggressively pursue CBD exports into other European and global markets. In addition, we have applied for a licence to cultivate small amounts of high-THC cannabis for research and development purposes in certain Bridge Farm facilities as required under the applicable U.K. regulations. We believe we will receive this research and development licence in the fourth quarter of 2019. Following demonstration of our ability to satisfy regulatory requirements, including the disposal of any waste material containing THC extracted in processing, we will then be able to apply for a licence to cultivate high-THC cannabis in larger quantities in the U.K. with the goal of extracting CBD for use in our CBD products.

Maximize Play opportunity with new brand and product offerings

As capacity allows, the Company will launch additional products under its Sundial Cannabis brand in Canada. These will include multiple tailored offerings of strains and product formats to meet specific consumer needs. The Company is currently scaling production of multiple new strains to commercial quantities and introducing new strains on an ongoing basis. The Company also intends to sell products in a wide range of additional formats, if and when regulations permit, and it receives the requisite Health Canada approvals to do so. On October 23, 2019, Sundial received a licence from Health Canada to sell cannabis oil products under Cannabis 2.0. Sundial oil products will be packaged and shipped from its Rocky View, AB facility, and will be available to consumers in early 2020.

In addition to its Sundial Cannabis brand, the Company will launch other premium brands, including Top Leaf and BC Weed Co., which will further enhance its market presence and margins. The Company expects to launch its first products under the Top Leaf brand in the fourth quarter of 2019. The Company will begin production and commercialization of BC Weed Co. products following the completion and licensing of its Merritt facility.

Leverage Bridge Farm to establish global CBD brands

The Company will launch branded CBD offerings in the U.K. and other European countries through Bridge Farm, with an initial focus on health supplements, topicals and vapes, and plans to add additional product formats over time. As production capacity permits, the Company will expand its CBD offerings into other markets, leveraging Bridge Farm’s existing customer relationships with certain multi-national retailers. All of the retailers the Company has engaged to date have expressed interest in selling Bridge Farm’s CBD products, with some citing its U.K. based production and traceable supply chain as advantages. To date, the Company has not entered into any agreements with such retailers to sell its CBD products. The Company will also work with other international retailers and selected wholesalers to export products into attractive markets.

Maximize Heal opportunity

In Canada, the Company also plans to launch its medical, direct-to-consumer website and expects sales of medical cannabis in Canada to constitute all or substantially all of its Heal business in the near term. In addition, subject to applicable regulations, the Company intends to target other established markets with strong demand for medical cannabis products, including the U.K. and Germany, as early as 2020, and will continue to evaluate these and other opportunities is it scales and develops production. The Company intends to build on its strong research partnerships and its Pathway Rx joint venture to develop intellectual property to commercialize functional medicines. The Company intends to partner with pharmaceutical companies globally to develop and market cannabis as medicine. The Company further intends to sell and distribute its medical products internationally through partnerships with licensed pharmaceutical wholesalers, who generally have a wide distribution reach and are well-established importers of medical cannabis, especially in Europe. The Company is also working closely with potential new distribution channels, led by pharmacies, to exploit emerging opportunities as the regulatory framework evolves.

Explore strategic partnerships

Building on the Company’s differentiated CPG experience, the Company believes that it can create a competitive advantage by partnering with national and multi-national companies, including those in the CPG and pharmaceutical industries, across various product categories to jointly develop and market branded cannabis offerings. In addition, the Company intends to leverage its expertise and relationships to form partnerships with global retailers and pursue distribution arrangements. The Company also intends to partner with other industry players, nationally and internationally, as opportunities arise.

4

Pursue accretive acquisitions to supplement organic growth

The cannabis industry is highly fragmented and as it continues to evolve, the Company expects significant industry consolidation in existing and new markets. The Company’s management team has witnessed similar developments in other CPG industries and believe the Company’s deal-making capabilities and experience will allow it to successfully identify, consummate and integrate value-adding acquisitions. As a public company, the Company will have greater ability to finance acquisitions, including through the potential use of its equity as consideration and accessing capital markets.

Due to the competitive and dynamic nature of the emerging cannabis market and rapid changes in the regulatory environment, the Company recognizes the need to remain flexible so it can react to opportunities and risks as they develop. The Company will continue to re-evaluate and re-prioritize its strategies to respond to these developments. The Company is actively fostering a culture of continued agility and exploration since the ability to pivot depending on market dynamics will deliver a competitive advantage. The Company believes its management team’s deep CPG experience equips it with the expertise and capability to react to market changes more quickly than its competitors.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operation and financial information of the Company for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2019	2018	2019	2018
Financial
Gross revenue	34,181	—	56,156	—
Net revenue	33,512	—	54,310	—
Gross margin before fair value adjustments	8,690	—	18,276	—
Loss from operations	(12,435)	(6,346)	(34,243)	(19,245)
Net loss	(97,491)	(13,155)	(126,543)	(26,130)
Per share, basic and diluted	(1.06)	(0.18)	(1.61)	(0.40)
Adjusted EBITDA (1)	(7,897)	(4,685)	(13,021)	(11,518)

Balance Sheet
Cash	141,805	6,490	141,805	6,490
Working capital (1)	25,841	(20,995)	25,841	(20,995)
Biological assets	14,539	15	14,539	15
Inventory	28,420	441	28,420	441
Property, plant and equipment	254,097	67,095	254,097	67,095
Total assets	632,057	78,834	632,057	78,834

Operational - Cannabis
Kilogram equivalents sold	7,944	—	13,008	—
Average gross selling price per gram (2)	$3.61	—	$3.89	—
Average net selling price per gram (3)	$3.53	—	$3.75	—
Kilograms harvested	11,668	21	23,115	21
(1)

Adjusted EBITDA and working capital do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

(2)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under our supply agreements with Canadian provincial regulatory authorities.
(3)	Gross selling price net of excise tax.

5

RECENT DEVELOPMENTS

Initial Public Offering

On August 6, 2019, the Company completed its previously announced initial public offering (“IPO”) of 11.0 million common shares at a price to the public of US$13.00 per share, for gross proceeds of US$143.0 million. The Company’s shares were listed for trading on the Nasdaq on August 1, 2019 under the ticker symbol “SNDL”.

The Company intends to continue to use the net proceeds from the IPO, in combination with cash on hand, other anticipated sources of financing and expected cash flow from operations, to complete the construction and expansion of its Olds facility, complete the construction of its Merritt facility, fund the expansion and transition of certain of the Bridge Farm facilities to hemp cultivation and processing and to fund research through Pathway Rx.

See Equity - IPO in the “LIQUIDITY AND CAPITAL RESOURCES” section of this MD&A.

Acquisition of Bridge Farm

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement (“SPA”) to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”) a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). The acquisition closed on July 2, 2019.

The acquisition consideration was comprised of:

(i)	Cash consideration in the amount of £45.0 million;
(ii)	The issuance of 2.4 million common shares valued at $37.2 million based on the fair value of a common share of the Company on the closing date and contingent consideration of $8.4 million representing the value of incremental shares potentially issuable on the one-year anniversary of the closing date; and
(iii)	Contingent consideration valued at $7.2 million representing the fair value of earn-out payments ranging from nil to a maximum of an additional 1.6 million common shares of the Company based on a prescribed formula.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The Company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis prior to the end of the fiscal year.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the numbers below are provisional.

The preliminary value that was allocated to the purchase price was as follows:

Cash	77,023
Issuance of common shares	37,248
Contingent consideration	15,630
129,901

The preliminary purchase price was allocated as follows:

Accounts receivable	7,403
Inventory	469
Biological assets	1,233
Property, plant and equipment	57,717
Intangible assets	25,636
Accounts payable	(14,293)
Long term debt	(33,618)
Lease obligations	(15,567)
Deferred income tax liability	(3,038)
Goodwill	103,959
129,901

During the three months ended September 30, 2019, the fair value of the contingent consideration was adjusted to $21.2 million resulting in a loss on contingent consideration of $5.8 million.

Subsequent to September 30, 2019, the Company agreed to amend the terms of the earn out payments. The financial impact of these amendments will be assessed in the fourth quarter of 2019.

Bridge Farm is a leading supplier of herbs and ornamental flowers including basil, coriander, mint, dill, tulips, roses and poinsettias in the U.K., which generated revenue of £15.8 million for the period July 1, 2018 to June 30, 2019. All of these products have been approved by the British Food Standards Agency. The Company expects to retain a portion of Bridge Farm’s existing herbs and ornamental flower business and cultivation operations in compliance with debt covenants and until such time as the Company decides to transition more space to hemp cultivation and CBD extraction in order to meet demand for its CBD products, subject to certain regulatory, licensing and other restrictions related to such transition. Bridge Farm’s existing facilities are highly automated, state-of-the-art facilities, with advanced plant movement and monitoring technology. In addition, through its use of biomass fuel for heating, Bridge Farm qualifies for U.K. government Renewable Heat Incentive credits that more than offsets its energy costs, further contributing to low production costs.

6

Bridge Farm holds an industrial hemp cultivation license at its Homestead facility, making it one of the few indoor producers licensed to cultivate hemp in the U.K. This license was granted on December 28, 2018 and is set to expire on December 31, 2021 and the Company intends to seek renewal of this license with the U.K. Home Office prior to its expiry. The renewal application will be submitted online and takes approximately two to four weeks for the U.K. Home Office to review the application and issue its decision. Should the U.K. Home Office not renew or delay the renewal of the license, or renew the license on different terms, the Company’s ability to recognize the strategic objectives of its acquisition of Bridge Farm could be materially adversely affected. Bridge Farm currently cultivates hemp in approximately 40,000 square feet at the Homestead facility.

The Company expects to transition an additional portion of the Homestead facility to hemp cultivation prior to the end of 2019, and plans to apply for licences and transition certain of Bridge Farm’s other facilities to hemp cultivation, although the Company is evaluating the timing for such transition and does not yet have a timetable for doing so. In addition, we have applied for a high-THC cannabis licence to cultivate small amounts of high-THC cannabis for research and development purposes in certain Bridge Farm facilities as required under the applicable U.K. regulations. We currently expect we will receive this research and development licence in the fourth quarter of 2019. Following demonstration of our ability to satisfy regulatory requirements, including the disposal of any waste material containing THC extracted in processing, we will then be able to apply for a licence to cultivate high-THC cannabis in larger quantities in the U.K.with the goal of extracting CBD for use in our CBD products.

The Company intends to leverage Bridge Farm’s existing distribution relationships with certain retailers to launch CBD product sales in the U.K. These retailers currently sell Bridge Farm’s herbs and ornamental flowers, and the Company has already engaged with some of these retailers to discuss its intended transition of certain of Bridge Farm’s business to hemp cultivation and CBD production although the Company has not yet entered into any agreements to sell its CBD products. All of the retailers which the Company has engaged to date have expressed interest in selling Bridge Farm’s CBD products, with some citing its U.K. based production and traceable supply chain as advantages.

Investment and Royalty Agreement

In 2018, the Company entered into an amended and restated investment and royalty agreement (the “Investment and Royalty Agreement”, disclosed in note 14 of the Company’s Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019), with an entity controlled by the Company’s Executive Chairman (the “Purchaser”), to receive a loan of up to a total of $11.0 million in multiple instalments, and to remove its first fixed charge security position over the Company’s assets in consideration for the issuance of a total of up to 7,200,000 common shares, valued at $1.53 per common share to its Executive Chairman, and a series of quarterly royalty payments, calculated on the basis of its revenue generated from certain portions of its Olds facility for the prior quarter multiplied by 6.5%, beginning on October 1, 2019 and ending on September 30, 2028.

On July 17, 2019, the Company issued 50,963 shares to the Company’s executive chairman in consideration for advancing the remaining funds available to be advanced under the financial obligation. In addition, the Company agreed to indirectly acquire the Investment and Royalty Agreement through an agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million. Upon completion of the Company’s initial public offering the agreement was acquired on August 6, 2019 resulting in a loss on financial obligation of $59.6 million based on the Company’s initial public offering price of $US 13.00 per share. The cash payment of $9.5 million was made on September 19, 2019.

See Other Significant Transactions - Investment and Royalty Agreement in the “LIQUIDITY AND CAPITAL RESOURCES” section of this MD&A.

Crescita Partnership

On October 28, 2019, the Company announced that it had entered into a development and licensing agreement (the “Agreement”) with Crescita Therapeutics Inc. granting it the worldwide rights to Crescita’s proprietary transdermal delivery technologies for the development of topicals containing cannabis and hemp. The partnership combines Crescita’s leading expertise in dermal sciences and in the development of patented topical formulations with the Company’s cannabis production, extraction and commercialization expertise. The Agreement will enable the development of unique, high-quality cannabis and hemp topicals for the Canadian and international non-prescription markets.

7

Pursuant to the Agreement, Crescita will develop formulations for topical cannabis and hemp products using its patented transdermal delivery technologies: Multiplexed Molecular Penetration Enhancers (“MMPE”) and DuraPeel (“DuraPeel”). The Company will have the worldwide marketing and distribution rights for the newly developed products. In addition, the Company will support Crescita in applying for and obtaining the Health Canada Standard Processing License for Cannabis. Crescita will receive tiered royalties on the net worldwide sales of these products and retains the right to leverage its intellectual property for future product development under its own brands.

The Company’s partnership with Cresicta creates strong synergies across its multiple partnership agreements, including its skin disease and anti-aging patents with Pathway Rx. The Company’s initial topical offerings will include a CBD-infused roll-on and topical cream that will utilize the MMPE technology to deliver faster skin penetration without irritation. Both products are expected to be available for purchase in early 2020.

OPERATIONAL RESULTS - CANNABIS

Kilograms harvested

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Kilograms harvested	11,668	21	23,115	21

For the three months ended September 30, 2019, the Company harvested 11,668 kilograms of cannabis compared to 21 kilograms for the three months ended September 30, 2018.

For the nine months ended September 30, 2019, the Company harvested 23,115 kilograms of cannabis compared to 21 kilograms for the nine months ended September 30, 2018.

The increase in kilograms harvested during the three and nine months of 2019 was due to the production capacity added to the Olds facility, with harvests from Pods 1, 2 and 3 throughout the period. The first harvest from Pod 2 was in April and the first harvest from Pod 3 was in May.

The 21 kilograms harvested in 2018 represent the Company’s first harvest at its Rocky View facility.

Kilogram equivalents sold

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Provincial boards	461	-	1,094	-
Medical	2	-	3	-
Licensed producers	7,481	-	11,911	-
Total kilogram equivalents sold	7,944	-	13,008	-

For the three months ended September 30, 2019, the Company sold 7,944 kilogram equivalents of cannabis and for the nine months ended September 30, 2019, the Company sold 13,008 kilogram equivalents of cannabis. No sales were made during the comparable periods of 2018. The increase in kilograms sold is due to the Company commencing production in the third quarter of 2018 with sales beginning in the first quarter of 2019, as well as the ramp up in production with the licensing of 60 rooms (Pods 1 - 3) during the first quarter of 2019, licensing of 14 rooms (H Block extension) in the second quarter of 2019 and ongoing expansions to the Olds facility.

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Selling price

	Three months ended September 30		Nine months ended September 30
($/gram equivalent)	2019	2018	2019	2018
Provincial boards	6.34	-	6.45	-
Medical	3.50	-	5.00	-
Licensed producers	3.44	-	3.66	-
Average gross selling price	3.61	-	3.89	-
Excise taxes	(0.08)	-	(0.14)	-
Average net selling price	3.53	-	3.75	-

For the three months ended September 30, 2019 the average net selling price was $3.53 per gram equivalent and for the nine months ended September 30, 2019 the average net selling price was $3.75 per gram equivalent. There was no average net selling price for the comparable periods of 2018 as the Company began production in the third quarter of 2018 with sales commencing in the first quarter of 2019.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, trim and bulk extracted oil) and the markets to which products are sold (currently Canadian provincial boards, licensed producers and limited medical).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the three and nine months ended September 30, 2019 are only calculated based on adult-use cannabis sales to provincial boards.

Cash cost to produce

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2019	2018	2019	2018
Cost of sales	20,250	-	31,462	-
Adjustments		-		-
Depreciation	1,072	-	1,927	-
Cash cost of sales	19,178	-	29,535	-
Packaging costs	328	-	362	-
Cash cost to produce (1)	18,850	-	29,173	-
Cash cost to produce per gram	$2.37	-	$2.24	-
(1)	Cash cost to produce and the related per gram amounts do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of cash cost to produce is discussed further in the “ADVISORY” section of this MD&A.

Cash cost to produce is defined as cost of sales less depreciation and packaging costs and provides a measure of the cash cost to produce the cannabis that has been sold in the period.

For the three months ended September 30, 2019, the cash cost to produce was $18.9 million and for the nine months ended September 30, 2019 the cash cost to produce was $29.2 million. There was no cash cost to produce or cost of sales for the comparable periods of 2018 as the Company began production in the third quarter of 2018 with sales commencing in the first quarter of 2019.

Cash cultivation and production costs (“C&P”)

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
C&P costs added to
Biological assets	11,603	-	32,255	-
Inventory	4,679	-	5,801	-
Total C&P costs (1)	16,282	-	38,056	-
(1)	Cash cultivation and production costs do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of cash cultivation and production costs is reconciled to cost of sales in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

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Cash Cultivation and production (“C&P”) costs are defined as the costs related to growing, harvesting, processing and selling cannabis. C&P costs are the most complete measure of operational performance at the facilities. C&P costs are comprised of labour, power, nutrients, growing supplies, supplies and tools, transportation, maintenance and consumables. C&P costs are initially added to biological assets and inventory and are only reflected on the statements of loss and comprehensive loss within cost of sales as sales of cannabis are recognized.

For the three months ended September 30, 2019, C&P costs were $16.3 million and for the nine months ended September 30, 2019, C&P costs were $38.1 million. The most significant components of C&P costs for the three and nine months ended September 30, 2019 were labour and power.

CONSOLIDATED FINANCIAL RESULTS

The Company’s reportable segments are organized by product type are and comprised of two reportable operating segments: Cannabis and Ornamental Flowers. Cannabis operations include the cultivation, distribution and sale of cannabis for the medical and adult-use markets in Canada. Ornamental Flower operations include producing and marketing edible herb and ornamental flowers in the United Kingdom.

The following table summarizes consolidated financial results for the three and nine months ended September 30, 2019.

As at September 30, 2019 ($000s)	Cannabis	Ornamental Flowers	Corporate	Total

Total assets	588,096	43,961	-	632,057
Total liabilities	238,615	57,626	-	296,241
Capital expenditures	91,371	20,987	-	112,358

Nine months ended September 30, 2019

Net revenue	48,819	5,491	-	54,310
Cost of sales	31,462	4,572	-	36,034
Gross margin before fair value adjustments	17,357	919	-	18,276
Change in fair value of biological assets	24,541	181	-	24,722
Change in fair value realized through inventory	(7,564)	-	-	(7,564)
Gross margin	34,334	1,100	-	35,434

General and administrative	23,860	2,162	-	26,022
Other expense	7,146	411	-	7,557
Depreciation and amortization	411	1,135	-	1,546
Share-based compensation	-	-	34,552	34,552
Gain (loss) from operations	2,917	(2,608)	(34,552)	(34,243)

Transaction costs	-	-	(7,751)	(7,751)
Finance costs	(22,094)	(607)	-	(22,701)
Loss on financial obligation	(60,308)	-	-	(60,308)
Other	(4)	(5,657)	-	(5,661)
Loss before tax	(79,489)	(8,872)	(42,303)	(130,664)

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Three months ended September 30, 2019 ($000s)	Cannabis	Ornamental Flowers	Corporate	Total

Net revenue	28,021	5,491	-	33,512
Cost of sales	20,250	4,572	-	24,822
Gross margin before fair value adjustments	7,771	919	-	8,690
Change in fair value of biological assets	11,675	181	-	11,856
Change in fair value realized through inventory	(5,875)	-	-	(5,875)
Gross margin	13,571	1,100	-	14,671

General and administrative	12,415	2,162	-	14,577
Other expense	2,442	411	-	2,853
Depreciation and amortization	143	1,135	-	1,278
Share-based compensation	-	-	8,398	8,398
Loss from operations	(1,429)	(2,608)	(8,398)	(12,435)

Transaction costs	-	-	(7,751)	(7,751)
Finance costs	(11,951)	(607)	-	(12,558)
Loss on financial obligation	(59,583)	-	-	(59,583)
Other	(19)	(5,657)	-	(5,676)
Loss before tax	(72,982)	(8,872)	(16,149)	(98,003)

SEGMENTED FINANCIAL RESULTS - CANNABIS

Revenue

Revenue by form

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Revenue from dried flower	20,609	-	42,584	-
Revenue from oil	8,081	-	8,081	-
Gross revenue	28,690	-	50,665	-

Revenue by channel

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2019	2018	2019	2018
Provincial boards	2,921	-	7,059	-
Medical	7	-	15	-
Licensed producers	25,762	-	43,591	-
Gross revenue	28,690	-	50,665	-
Excise taxes	(669)	-	(1,846)	-
Net revenue	28,021	-	48,819	-
Gross revenue per gram sold	$3.61	-	$3.89	-
Net revenue per gram sold	$3.53	-	$3.75	-

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements and to other licensed producers (“LPs”). Although currently most of the Company’s sales are to other LPs, we expect our sales to other LPs to decrease as a percentage of our total sales throughout 2020 and constitute a minority of our sales in the future as the retail market capacity expands.

Gross revenue for the three months ended September 30, 2019 was $28.7 million and gross revenue for the nine months ended September 30, 2019 was $50.7 million. No revenue was generated in the comparable periods of 2018. Year to date revenues generated from provincial boards and LPs were derived from adult-use (Play) cannabis sales. The Company has not made material sales of medical cannabis (Heal) as it has only recently rolled out its medical platform to a limited customer base. The increase in gross revenue is due to the Company commencing production in the third quarter of 2018 with sales beginning in January 2019, as well as the ramp up in production with the expansion completed of the Olds facility.

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Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is delivered to the purchaser, such as provincially authorized distributors or retailers. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001.

The rates of provincial or territorial duties vary. For the nine months ended September 30, 2019, 71% of the Company’s sales subject to duties were made in Alberta, and therefore, subject to duties equal to the greater of (i) $0.75 per gram of flowering material plus 16.8%, (ii) $0.25 per gram of non-flowering material plus 16.8% or $0.75 per viable seed or seedling and (iii) 24.3%.

Excise taxes for the three months ended September 30, 2019 were $0.7 million and excise taxes for the nine months ended September 30, 2019 were $1.8 million. There were no excise taxes in the comparable periods of 2018. The increase in excise taxes is due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.

Cost of sales

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2019	2018	2019	2018
Cost of sales	20,250	-	31,462	-
Cost of sales per gram sold	$2.55	-	$2.42	-

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the three months ended September 30, 2019 were $20.3 million and cost of sales for the nine months ended September 30, 2019 were $31.5 million. There was no cost of sales in the comparable periods of 2018. The increase in cost of sales is associated with sales of adult-use cannabis commencing in the first quarter of 2019. The Company expects costs of sales per gram to decrease as a result of achieving economies of scale and efficiencies as production capacity increases.

Gross margin

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Net revenue	28,021	-	48,819	-
Cost of sales	20,250	-	31,462	-
Gross margin before fair value adjustments (1)	7,771	-	17,357	-
Change in fair value of biological assets	11,675	430	24,541	430
Change in fair value realized through inventory	(5,875)	-	(7,564)	-
Gross margin	13,571	430	34,334	430
(1)	Gross margin before fair value adjustments does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of gross margin before fair value adjustments is discussed further in the “ADVISORY” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales.

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Gross margin before fair value adjustments for the three months ended September 30, 2019 was $7.8 million and for the nine months ended September 30, 2019 gross margin before fair value adjustments was $17.4 million. There was no gross margin before value adjustments in the comparable periods of 2018.

Change in fair value of biological assets

Change in fair value of biological assets for the three months ended September 30, 2019 was an increase of $11.7 million compared to an increase of $0.4 million for the three months ended September 30, 2018. The increase in fair value was due to an increase in the number of plants and an increase in the weighted average maturity of the stage of growth.

Change in fair value of biological assets for the nine months ended September 30, 2019 was an increase of $24.5 million compared to an increase of $0.4 million for the nine months ended September 30, 2018. The increase in fair value was due to an increase in the number of plants and an increase in the weighted average maturity of the stage of growth.

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

The change in fair value realized through inventory for the three months ended September 30, 2019 was a loss of $5.9 million and for the nine months ended September 30, 2019 was a loss of $7.6 million. There was no change in fair value realized through inventory in the comparable periods of 2018 as there were no sales.

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

General and administrative

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
General and administrative expense	12,415	2,262	23,860	5,416

General and administrative expenses consist of salaries and wages, consulting fees, office and general expenses, professional fees, director fees, rent and certain other expenses.

General and administrative expenses for the three months ended September 30, 2019 were $12.4 million compared to $2.3 million for the three months ended September 30, 2018. The increase of $10.1 million is due to a significant increase in management, support and administrative staff, professional fees relating to accounting and audit, investor relations costs and other office services and overhead. These increases in general and administrative expenses are to support growth and expansion initiatives.

General and administrative expenses for the nine months ended September 30, 2019 were $23.9 million compared to $5.4 million for the nine months ended September 30, 2018. The increase of $18.5 million is due to a significant increase in management, support and administrative staff, professional fees relating to accounting and audit, investor relation costs and other office services and overhead. These increases in general and administrative expenses are to support growth and expansion initiatives.

Sales and marketing

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Sales and marketing expense	2,056	596	4,801	2,078

Sales and marketing expenses consist of brand development and promotion expenses, marketing personnel and related costs.

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Sales and marketing expenses for the three months ended September 30, 2019 were $2.1 million compared to $0.6 million for the three months ended September 30, 2018. The increase of $0.8 million is due to expenses related to branding, promotion and public relations associated with the introduction of new product lines.

Sales and marketing expenses for the nine months ended September 30, 2019 were $4.8 million compared to $2.1 million for the nine months ended September 30, 2018. The increase of $2.7 million is due to expenses related to branding, promotion, trade shows, marketing design and public relations associated with the introduction of new product lines and the ramp up of production and sales.

Research and development

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Research and development expense	196	106	2,047	652

Research and development expenses for the three months ended September 30, 2019 were $0.2 million compared to $0.1 million for the three months ended September 30, 2018. The increase of $0.1 million is due to new product research in connection with the acquisition by the Company of Pathway Rx and of the world-wide proprietary rights, including copyrights and trademarks, to a portfolio of brand names, designs, domain names and other intellectual property associated with the Top Leaf, BC Weed Co. and certain other brands pursuant to an agreement between the Company and Sun 8 Holdings Inc. (the “Sun 8 Agreement”).

Research and development expenses for the nine months ended September 30, 2019 were $2.0 million compared to $0.7 million for the nine months ended September 30, 2018. The increase of $1.3 million is due to new product research in connection with the acquisition by the Company of Pathway Rx and of the world-wide proprietary rights, including copyrights and trademarks, to a portfolio of brand names, designs, domain names and other intellectual property associated with the Top Leaf, BC Weed Co. and certain other brands pursuant to the Sun 8 Agreement.

Pre-production expenses

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Pre-production expenses	-	1,721	-	3,353

The Company’s operations were in a pre-commercial phase until the first quarter of 2019, following the effectiveness of Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (the “Cannabis Act”) on October 17, 2018. As a result, all costs related to cannabis production during such pre-commercial phase were expensed as pre-production expenses. Cultivation and production costs are now capitalized directly to biological assets and inventory. Prior to the first quarter of 2019 all costs related to cannabis production during the pre-commercial phase were expensed.

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Finance costs

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Cash finance expense
Interest on bank debt	2,383	65	5,749	65
Interest on Term Debt Facility	2,797	-	2,889	-
Interest on convertible notes	683	-	2,442	-
Interest on other debt	-	1,072	168	1,072
Other finance costs	-	140	2,255	164
	5,863	1,277	13,503	1,301
Non-cash finance expense
Accretion	2,978	-	5,231	-
Amortization of debt issue costs	548	-	1,088	-
Interest on Senior Convertible Notes	913	-	1,903	-
Loss on derivative liabilities	1,649	-	1,649	-
	6,088	-	9,871	-
Less: interest capitalized relating to CIP	-	-	(1,280)	-
	11,951	1,277	22,094	1,301

Finance costs include accretion expense associated with the Company’s convertible notes, finance costs, interest on the Company’s indebtedness and certain other expenses, net of capitalized interest related to construction in progress.

Finance costs for the three months ended September 30, 2019 were $12.0 million compared to $1.3 million for the three months ended September 30, 2018. The increase of $10.7 million is due to interest on the Company’s credit facilities, interest on the term debt facility, interest on the Company’s convertible notes, and other expenses relating to outstanding debt instruments and facilities.

Finance costs for the nine months ended September 30, 2019 were $22.1 million compared to $1.3 million for the nine months ended September 30, 2018. The increase of $20.8 million is due to interest on the Company’s bank credit facilities, interest on the term debt facility, interest on the Company’s convertible notes, and other expenses relating to outstanding debt instruments and facilities. The Company’s credit facilities were used for the construction of the production facilities and the related interest costs are now being expensed as the related production facilities are fully licensed for operational activities. In the prior period, the production facilities were under construction and the related interest cost was capitalized to construction in progress.

Loss on financial obligation

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Loss on financial obligation	59,583	5,532	60,308	5,532

In connection with the acquisition of the Investment and Royalty Agreement, the Company recognized a loss on financial obligation of $59.6 million for the three months ended September 30, 2019, for consideration valued in excess of the carrying amount of the related financial obligation (see Other significant transactions - Investment and Royalty Agreement - in the “LIQUIDITY AND CAPITAL RESOURCES” section of this MD&A). Additional losses of $0.7 million during the nine months ended September 30, 2019 were due to fair value adjustments recognized during the period prior to acquiring the Investment and Royalty Agreement. Loss on financial obligation of $5.5 million for the three and nine months ended September 30, 2018 was due to fair value adjustments.

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Income tax recovery

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Income tax recovery	-	-	3,609	-

Income tax recovery represents the Company’s intention to settle provincial and federal income taxes payable and recoverable on a net basis between entities under common control subject to income tax under the same taxation authority.

Income tax recovery for the nine months ended September 30, 2019 was $3.6 million compared to nil for the nine months ended September 30, 2018. The increase in income tax recovery is due to the Company’s acquisition of a 50% interest in Pathway Rx. Upon acquisition of the Company’s 50% interest in Pathway Rx, $3.6 million of the purchase price was allocated to a deferred tax liability. This liability was subsequently adjusted to nil, with a corresponding adjustment of $3.6 million recorded to income tax recovery, on the basis that the Company and Pathway Rx are subject to income tax under the same taxation authority.

Adjusted EBITDA from Cannabis Operations

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Gross revenue	28,690	-	50,665	-
Excise tax	669	-	1,846	-
Net revenue	28,021	-	48,819	-
Cost of sales	20,250	-	31,462	-
Gross margin	7,771	-	17,357	-
General and administrative expense	12,415	2,262	23,860	5,416
Sales and marketing expense	2,056	596	4,801	2,078
Research and development	196	106	2,047	652
Pre-production expenses	-	1,721	-	3,353
Realized foreign exchange (gain) loss	419	-	(57)	19
Cost of sales non-cash component (1)	(1,072)	-	(1,927)	-
Adjusted EBITDA from cannabis operations (2)	(6,243)	(4,685)	(11,367)	(11,518)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

Adjusted EBITDA from cannabis operations was a loss of $6.2 million for the three months ended September 30, 2019 compared to a loss of $4.7 million for the three months ended September 30, 2018. The increased loss was due to the following:

•	Increase in net revenue due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.
•	Nil pre-production expenses in the current year. The Company’s operations were in a pre-commercial phase until the first quarter of 2019, as a result, all costs related to cannabis production were expensed as pre-production expenses.

More than offset by the following:

•	Increase in cost of sales due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.
•	Increase in general and administrative expenses due to a significant increase in support and administrative staff and building an experienced management team, increased professional fees relating to accounting and audit and other services and overhead. These increases in general and administrative expenses are to support growth and expansion initiatives.

Adjusted EBITDA from cannabis operations was a loss of $11.4 million for the nine months ended September 30, 2019 compared to a loss of $11.5 million for the nine months ended September 30, 2018. The decreased loss was due to the following:

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•	Increase in net revenue due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.
•	Nil pre-production expenses in the current year. The Company’s operations were in a pre-commercial phase until the first quarter of 2019, as a result, all costs related to cannabis production were expensed as pre-production expenses.

Partially offset by the following:

•	Increase in cost of sales due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.
•	Increase in general and administrative expenses due to a significant increase in support and administrative staff and building an experienced management team, increased professional fees relating to accounting and audit and other services and overhead. These increases in general and administrative expenses are to support growth and expansion initiatives.

Increase in sales and marketing expense due to branding, promotion, trade shows, marketing design and public relations associated with the introduction of new product lines and the ramp up of production.

SEGMENTED FINANCIAL RESULTS - CORPORATE

Share-based compensation

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Simple warrants	5,153	1,489	20,150	3,546
Performance warrants	1,182	394	11,757	1,736
Deferred share units	325	-	325	-
Shares issued for services	1,738	-	2,320	150
	8,398	1,883	34,552	5,432

Share-based compensation expense includes the expense related to the issuance of simple and performance warrants to employees, directors, and others at the discretion of the Company’s board of directors. Given the absence of an active trading market for the Company’s common shares prior to its IPO, determining the fair value of the Company’s common shares required the Company’s board of directors to make complex and subjective judgments. The Company’s board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses was estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; regulatory developments in the Company’s industry that are expected to have an impact on its operations or available markets for its products; the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. and Canadian market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and the instruments involved illiquid securities of a private company. Subsequent to the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. In the case of warrants, the Company determines the amount of share-based compensation expense by utilizing the Black- Scholes pricing model with inputs based on the terms of the warrants, including the strike price, and other estimates and assumptions, including the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the warrants granted.

Share-based compensation expense for the three months ended September 30, 2019 was $8.4 million compared to $1.9 million for the three months ended September 30, 2018. The increase of $6.5 million is due to the accelerated vesting of share-based compensation awards upon the completion of the IPO, increase in the value of the share-based compensation awards granted and an increase in the number of awards granted. Share-based compensation expense for the three months ended September 30, 2019 included the issuance of 1,232,000 simple warrants at an average exercise price of $6.45 and 155,200 performance warrants at an average exercise price of $8.33. Share-based compensation expense for the three months ended September 30, 2018 included the issuance of 1,536,000 simple warrants at an average exercise price of $2.13 and 476,000 performance warrants at an average exercise price of $2.20.

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Share-based compensation expense for the nine months ended September 30, 2019 was $34.6 million compared to $5.4 million for the nine months ended September 30, 2018. The increase of $29.2 million is due to the accelerated vesting of share-based compensation awards upon the completion of the IPO, increase in the value of the share-based compensation awards granted and an increase in the number of awards granted. Share-based compensation expense for the nine months ended September 30, 2019 included the issuance of 4,795,200 simple warrants at an average exercise price of $6.32 and 723,200 performance warrants at an average exercise price of $12.23. Share-based compensation expense for the nine months ended September 30, 2018 included the issuance of 2,712,000 simple warrants at an average exercise price of $1.57 and 4,942,133 performance warrants at an average exercise price of $1.13.

Transaction costs

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Transaction costs	7,751	-	7,751	-

Transaction costs include costs of acquiring Bridge Farm and costs related to the IPO. Transaction costs for the three and nine months ended September 30, 2019 were $7.8 million.

SEGMENTED FINANCIAL RESULTS - ORNAMENTAL FLOWERS

The Company’s ornamental flower operations segment is comprised of the operations of Bridge Farm and includes the post acquisition results.

Adjusted EBITDA from ornamental flower operations was a loss of $1.7 million for the three and nine months ended September 30, 2019 and was generated from Bridge Farm’s legacy business of producing and marketing edible herb and ornamental flowers to customers in the U.K. The Company expects to retain a portion of Bridge Farm’s existing herbs and ornamental flower business and cultivation operations in compliance with debt covenants and until such time as the Company decides to transition more space to hemp cultivation and CBD extraction in order to meet demand for its CBD products, subject to certain regulatory, licensing and other restrictions related to such transition (see Acquisition of Bridge Farm in the “RECENT DEVELOPMENTS” section of this MD&A).

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding seven quarters.

	2019		2018
($000s, except as indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	34,181	20,284	1,691	-	-	-	-
Net loss	(97,491)	(12,350)	(16,702)	(35,953)	(13,153)	(5,827)	(7,148)
Per share, basic and diluted	(1.06)	(0.17)	(0.24)	(0.49)	(0.18)	(0.09)	(0.12)

During the seven most recent quarters the following items have had a significant impact on the Company’s results:

•	commencing production of cannabis in the third quarter of 2018 with sales beginning in the first quarter of 2019;
•	significantly increasing production capacity with the expansions to the Olds facility;
•	increasing the number of cannabis plants and weighted average maturity of their stage of growth;
•	increasing staffing to support growth and expansion initiatives;
•	increasing marketing, promotion and branding activities relating to the commencement of adult-use cannabis;
•	acquisition of Bridge Farm; and
•	acquiring the Investment and Royalty Agreement.

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SELECTED ANNUAL INFORMATION

The following table summarizes selected operation and financial information of the Company for the preceding three financial years.

	Ten months ended Dec 31	Twelve months ended Feb 28	Twelve months ended Feb 28
($000s, except as indicated)	2018	2018	2017
Gross revenue	-	-	-
Net loss	(56,526)	(12,995)	(1,545)
Per share, basic and diluted	(0.82)	(0.23)	(0.04)
Total assets	110,200	25,754	12,666
Total non-current liabilities	48,450	116	17

Net loss

During the ten months ended December 31, 2018, net loss increased by $43.5 million due to higher finance expenses, general and administrative expenses, pre-production costs, share-based compensation and a decrease in the fair value of biological assets. The increase in finance expenses related to costs associated with the Investment and Royalty Agreement (as defined below) between the Company and its Executive Chairman. The increase in general and administrative expenses and share-based compensation related to increased staffing to support growth and expansion initiatives and increased share-based compensation awards granted to employees. The increase in pre-production costs related to the preparation for the commencement of adult-use cannabis sales in the fourth quarter of 2018 following the effectiveness of the Cannabis Act on October 17, 2018.

During the year ended February 28, 2018, net loss increased by $11.5 million due to higher share-based compensation expense, general and administrative expenses, pre-production expenses and selling and marketing expenses. The increase in share-based compensation was due to the initial share-based compensation awards granted during the year as no awards were granted during the prior year. The increase in general and administrative expenses was due to increased staffing in advance of the Cannabis Act. The increase in pre-production costs related to costs in preparation for the commencement of adult-use cannabis. The increase in sales and marketing expenses related to brand development and promotional expenses in advance of the Cannabis Act.

Total assets

During the ten months ended December 31, 2018, total assets increased by $84.4 million. The increase was due to increases in cash and property, plant and equipment. Cash increased due to entering into a new bank credit facility, issuing the 12% Convertible Notes (as defined below), and issuing common shares for cash. Property, plant and equipment increased due to construction of the Olds facility and related equipment.

During the year ended February 28, 2018, total assets increased by $13.1 million. The increase was due to increases in cash and property, plant and equipment. Cash increased due to entering into and drawing on the Note Agreement, issuing common shares for cash and issuing common shares under the related party credit agreement. Property, plant and equipment increased due to construction of the Olds facility and related equipment.

Total non-current liabilities

During the ten months ended December 31, 2018, total non-current liabilities increased by $48.3 million. The increase was due to the Company entering into the bank credit facilities and drawing funds from Facility 1 and Facility 4 ($32.8 million drawn) and entering into the Investment and Royalty Agreement (as defined below).

During the year ended February 28, 2018, total non-current liabilities increased by $99 thousand. The increase was due to the non-current portion of additional equipment under finance leases.

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LIQUIDITY AND CAPITAL RESOURCES

($000s)	September 30, 2019	December 31, 2018
Cash and cash equivalents	141,805	14,121

Syndicated credit agreement (a)	83,059	-
Credit facility 1, 3 & 4 (b)	-	32,159
Credit facility 5 & 7 (b)	-	-
Term debt facility - first tranche (c)	93,322
Credit agreement (d)	-	-
Loan agreement (e)	-	7,000
Note agreement (f)	-	8,546
Promissory note (g)	-	6,931
12% convertible notes (h)	18,685	25,449
8% convertible notes (h)	-	-
Total	195,066	80,085

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new shares, issue new debt or repay existing debt.

The Company’s primary need for liquidity is to fund capital expenditures, working capital requirements, debt service requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations, make planned capital expenditures and meet debt service requirements depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors.

The Audited Annual Consolidated Financial Statements contain a going concern qualification. The Company is an early-stage company and has accumulated significant losses. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, its ability to successfully obtain or maintain licences to produce and sell cannabis, its ability to achieve sustainable revenues and profitable operations and, in the meantime, its ability to obtain the necessary financing to meet its obligations and repay its liabilities when they become due.

Based on the Company’s current operating plan, management believes that the net proceeds from the IPO, together with existing cash and cash equivalents, which includes funds available under the new syndicated credit agreement, combined with expected funds from operations, will be sufficient to satisfy the cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities described in the capital expenditures section below.

The Company has incurred losses to date, however, it has a working capital surplus and management anticipates the business will generate positive cash flow by the end of 2019, though there can be no assurance that the Company’s products will gain adequate market acceptance or that the Company will be able to generate sufficient positive cash flow from operations to meet its capital requirements.

Management believes its current capital resources, expected future capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make debt service requirements, and to fund the other needs of the business for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at September 30, 2019, the Company’s debt facilities were fully drawn.

a)	Syndicated credit agreement

On August 30, 2019, the Company entered into a syndicated credit agreement with an initial $90.0 million of secured debt facilities comprised of a $84.0 million senior secured term credit facility and a $6.0 million senior secured revolving operating facility. Under the terms of the agreement, the Company has the right to an additional facility up to a maximum of $50.0 million subject to the consent of the lenders and satisfaction of certain other conditions.

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Principal will be repaid in quarterly payments at the end of the Company’s first fiscal quarter following the covenant conversion date of March 31, 2020, amortized over a 10-year period, with the balance of all borrowings outstanding being due and payable in full on August 27, 2021. Interest will be incurred at either (i) prime plus a margin between 1.25% to 2.5% or (ii) the one-month bankers acceptance rate plus 1%, plus a margin between 2.75% to 4.00%. The margin level is determined based on the Company’s senior funded debt to EBITDA ratio. Interest on prime loans accrues daily and is payable monthly on the last business day of each month. The syndicated credit agreement is secured by a general security agreement over all present and after acquired personal property in Alberta, British Columbia and other Canadian jurisdictions, subject to permitted encumbrances.

At September 30, 2019, the syndicated credit agreement, as written, contained certain financial covenants:

(i)	Maintenance of an available cash balance to March 31, 2020;
(ii)	An interest coverage ratio to March 31, 2020; and
(iii)	A fixed charge coverage ratio at March 31, 2020 and as at the end of any fiscal quarter thereafter.

Subsequent to September 30, 2019, the interest covenant was removed from the syndicated credit agreement. In accordance with IFRS, the loan amount has been classified as a current liability at September 30, 2019 but will be reclassified to long term liabilities at December 31, 2019.

b)	Credit facilities

The bank credit facilities were extended to the Company under the amended and restated commitment letter (the “Commitment Letter”), dated December 19, 2018.

As at December 31, 2018, the credit facilities were comprised of Facilities 1, 3 and 4:

•	Facility 1 - $29.5 million non-revolving development loan facility. Interest payable monthly at prime plus 2.75%. At December 31, 2018, Facility 1 was fully drawn.
•	Facility 3 - $5.0 million building development facility. Interest payable monthly at prime plus 2.75%. At December 31, 2018, no amount had been drawn from Facility 3.
•	Facility 4 - $14.0 million non-revolving development facility. Interest payable monthly at prime plus 2.75%. At December 31, 2018, $2.7 million had been drawn from Facility 4.

Effective June 1, 2019, Facilities 1 and 4 were refinanced through Facilities 5 and 7. The credit facilities can be summarized as follows:

•	Facility 3 - $5.0 million term out facility. Interest payable monthly at prime plus 2.75%.
•	Facility 5 - $29.5 million non-revolving development term out facility, to be used solely for the repurpose of refinancing Facility 1.
•	Facility 7 - $14.0 million term out facility, to be used solely for the purpose of refinancing Facility 4.

Following the advances of Facilities 5 and 7, interest will be incurred at prime plus 2.25%. Interest (on Facilities 3, 5 and 7) and principal (on Facilities 5 and 7 only) will be paid in quarterly payments at the end of the Company’s first fiscal quarter following such advance, amortized over a 5-year period, with the balance of all borrowings outstanding being due and payable in full on August 16, 2020. The facilities under the Commitment Letter were secured by a general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances.

The Commitment Letter included covenants that the Company shall maintain a working capital ratio of at least 1.15 to 1.00 until April 1, 2019 and 1.25 to 1.00 on or after April 1, 2019, and beginning with the first full quarter following June 1, 2019, the Company must maintain a fixed charge coverage ratio of at least 1.50 to 1.00. The working capital ratio is calculated as current assets divided by current liabilities, net of authorized subordinated debt. Authorized subordinated debt includes (i) construction accounts payable and subsequently settled using the Company’s credit facility, (ii) outstanding secured subordinated debt, (iii) certain outstanding unsecured promissory notes; and (iv) the current liability portion of the Company’s outstanding convertible debentures.

On August 30, 2019, the credit facilities of $49.0 million plus accrued interest were repaid in full using a portion of the proceeds from the syndicated credit facility in section (a) above.

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c)	Term debt facility

On June 27, 2019, the Company entered into the term debt facility (the “SAF Jackson Facility) between SGI Partnership, a general partnership controlled by the Company, and a non-related third party (the “Lender”), as lender and administrative agent, providing the term debt facility, to be advanced in two tranches totalling $159.6 million less a 6% original issue discount and upfront fees totalling up to approximately $2.4 million. The first tranche of $115.0 million, less the original issue discount and upfront fees, was advanced to the Company to fund the acquisition of Bridge Farm. The second tranche of $44.6 million is available to the Company prior to December 31, 2019 and is subject to a number of conditions precedent, including the Company meeting certain performance and liquidity targets.

Amounts advanced under the term debt facility will bear interest at a rate of 9.75% per annum, plus an agreement to issue warrants (as described below) and are guaranteed and secured by (i) guarantees of the Company and certain of its subsidiaries, (ii) a second priority lien from each the Company, SGI Partnership and certain of its Canadian subsidiaries over all of present and future personal property, (iii) a second priority lien over the Company’s owned and leased property in British Columbia and Alberta; (iv) a first priority lien over all present and future real and personal property held by Sundial U.K. Limited; (v) a first priority share charge over all equity securities held by the Company of its U.K. subsidiaries; (vi) a first priority lien over all present and future real and personal property of Bridge Farm and its subsidiaries; (vii) a first priority share charge over all equity securities held by SGI Partnership in any of its U.K. subsidiaries; and (viii) certain material intellectual property security and related registrations. Each tranche matures four years after its respective closing date.

The term debt facility contains customary affirmative and negative covenants, including negative covenants restricting the ability of the Company to incur debt, incur liens, make restricted payments, dispose of assets, make investments or change its business, subject to certain exceptions. In addition, so long as at least $75.0 million principal amount of loans is outstanding under the term debt facility, the Company is subject to covenants requiring the Company (a) to cause the UK Credit Parties (as defined in the term debt agreement) to maintain at least 60% of the square footage of their existing facilities in the United Kingdom, representing approximately 900,000 of the total 3.6 million square feet of expected capacity following the completion of our planned expansion of Bridge Farm’s facilities, dedicated to non-CBD plant production and inventory and requiring the UK Credit Parties’ non-CBD plant business to achieve a minimum 20% gross margin (as determined in accordance with the term debt facility) for the three months ending December 31, 2019 and the three months ending March 31, 2020, (b) to cause the UK Credit Parties to maintain (i) a leverage ratio of no greater than 11.00 to 1.00 beginning for the four quarter period ending June 30, 2020 and for each quarter thereafter until March 31, 2021 and (ii) a leverage ratio of no greater than 9.00 to 1.00, beginning for the four quarter period ending June 30, 2021 and for each quarter thereafter, and (c) to maintain (i) a leverage ratio of no greater than 6.00 to 1.00 beginning for the four quarter period ending June 30, 2020 and for each quarter thereafter until March 31, 2021 and (ii) a leverage ratio of no greater than 4.50 to 1.00, beginning for the four quarter period ending June 30, 2021 and for each quarter thereafter. The term debt facility also provides for customary events of default, including any breach of the aforementioned covenants if not cured by the deadline specified in the agreement.

In connection with each tranche advanced under the term debt facility and in connection with the IPO, the Lender received warrants. The first tranche expires three years from the date of the IPO and the second tranche expires four years following the date of the IPO. The warrants issued were issued in two tranches with the first consisting of $20.7 million divided by 125% of the price of the Company’s IPO and the second consisting of $31.1 million divided by 120% of the price of the Company’s IPO. At the completion of the offering at a price of US$13.00 ($16.95) per share, the Company issued warrants to the Lender to acquire 957,225 shares at an exercise price of $21.63 per share and 1,495,665 shares at an exercise price of $20.76 per share.

d)	Credit agreement

On February 22, 2019, the Company entered into a credit agreement with a Canadian financial institution to provide a $30.0 million non-revolving term loan facility (the “Credit Agreement”). The purpose of the Credit Agreement was to provide interim financing related to the acquisition of Bridge Farm (see acquisition of Bridge Farm in the “OPERATIONAL AND FINANCIAL HIGHLIGHTS” section of this MD&A), to repay in full the Note Agreement described in section (f) below and for general working capital purposes. Interest was accrued at 9.0% with principal and interest repayable on or before May 15, 2019. The Credit Agreement was secured by a second priority general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances, as well as a first priority assignment of all net proceeds from certain future equity or debt offerings.

In May 2019, the repayment date was extended to May 22, 2019. During this time, the Company closed a private placement of 8% Convertible Promissory Notes described in section (h) below for gross proceeds of $92.6 million, of which $30 million plus accrued interest was applied to repay the Credit Agreement in full on the amended repayment date.

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e)	Loan agreement

As at December 31, 2018, the Company had a $7.0 million loan agreement with a financial institution bearing interest at the lenders variable mortgage rate plus 5.0% per annum (the “Loan Agreement”). The loan was secured by (i) a third priority charge against the Company’s Rocky View production facility, (ii) a third priority charge against the Company’s Olds facility, (iii) a third priority charge against the present and after acquired personal property of the Company and the lender’s guarantors, and (iv) a first priority charge in the warrant subscriptions and the proceeds thereof, issued in the private placement of units completed in the fiscal period ended December 31, 2018. The loan was to mature on May 31, 2019 and bore interest at the rate of the lender’s variable mortgage rate plus 4.95%, which amounted to 8.95% per annum as of April 10, 2019. The agreement was amended and restated on April 10, 2019. Under the amended and restated agreement, the principal was increased by $3.0 million to $10.0 million and the maturity date of the existing credit facility was extended to September 30, 2019 and bearing interest at the lender’s variable mortgage rate plus 4.55%, which, as of April 10, 2019, amounted to 9.50% per annum. Finally, in connection with the existing and the new facilities, the Company granted the lender a second security interest in up to $10.5 million of the proceeds of the IPO. Subject to communication or action to the contrary by the lender, the loan was automatically extendable upon the charge of the applicable loan extension fee, at the interest rate and for the term to be communicated by the lender prior to the maturity date. The Loan Agreement was repaid on June 27, 2019.

f)	Note agreement

As at December 31, 2018, the Company had an $8.5 million note agreement outstanding (the “Note Agreement”). The Note Agreement was secured by a first-ranking security interest in respect of present and future property and assets and by the lender entering into a subordination agreement in favour of a Canadian financial institution up to maximum of $30.0 million.

On February 22, 2019, the Note Agreement was repaid in full using the proceeds under the Credit Agreement described in section (d). The repayment consisted of $7.0 million in principal plus accumulated interest and an extension fee of $1.9 million.

g)	Promissory note

During 2018, the Company entered into an agreement with a former officer of the Company to repurchase a total of 9,815,701 common shares at a weighted average price of $1.69 per common share for total consideration of $16.6 million. A balance of $6.9 million remained unpaid under the agreement and was converted to an unsecured subordinated promissory note (the “Promissory Note”). The Promissory Note had a stated maturity of March 25, 2019 but was extended in accordance with the terms of the agreement. The Promissory Note accrued interest at a rate of 1% per month from the date of extension. The Promissory Note was repaid on June 5, 2019.

h)	12% Convertible notes

During 2018, the Company privately placed an aggregate principal amount of $28.9 million of 12% convertible notes (the “12% Convertible Notes”), consisting of (i) $22.2 million privately placed to accredited investors in Canada (the “Canadian Offering”), and (ii) $6.8 million privately placed to accredited investors in the United States (the “U.S. Offering”). The 12% Convertible Notes mature on a date one year after their issuance. Up to 100% of the principal amount of the 12% Convertible Notes is convertible, at the option of the holder at any time prior to a date that is 15 days prior to the maturity date of the note, into units comprising one common share in the Company and one half of one warrant, at a price of US$3.13 per unit with respect to the 12% Convertible Notes issued in the U.S. offering, and $3.91 per unit with respect to the 12% Convertible Notes issued in the Canadian Offering. The warrants vest immediately. Each full warrant is exercisable for 12 months following the date of its issuance into one common share in the Company, at an exercise price of US$3.75 with respect to the 12% Convertible Notes issued in the U.S. Offering, and at an exercise price of $4.38 with respect to the 12% Convertible Notes issued in the Canadian offering.

In connection with the IPO, the Company offered holders of the 12% Convertible Notes an additional one tenth of one warrant upon conversion and the option to purchase up to 50% of the shares being made available under the directed share program (on a pro rata basis) as an incentive to enter into a lock-up agreement covering the 12% Convertible Notes, the warrants and the underlying common shares issued or issuable upon conversion or exercise of such notes or warrants (the “Lockup Incentive Offer”). Holders representing approximately 77% of the aggregate principal amount of the 12% Convertible Notes participated in the Lockup Incentive Offer and the Company issued an additional 559,327 warrants representing 559,327 common shares as a result of their participation in the Lockup Incentive Offer.

During the nine months ended September 30, 2019, principal of $9.2 million convertible notes and USD$0.6 million convertible notes were converted into equity units, at the option of the holders. Equity units issued consisted of 2.5 million common shares and 1.4 million warrants.

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Subsequent to September 30, 2019, $8.4 million and USD$0.2 million of the remaining convertible notes maturing at October 15, 2019 and $2.9 million and USD$0.8 million convertible notes maturing at November 15, 2019 were converted into equity units resulting in the issuance of 3.0 million common shares and 1.7 million warrants. The remaining convertible notes will be settled in equity units or cash at the November 15, 2019 maturity date.

8% Convertible notes

In May 2019, the Company closed a private placement offering of 8% convertible notes (the “8% Convertible Notes”), to accredited investors in Canada, the United States and elsewhere in aggregate principal amount of $92.6 million. In July 2019, the Company issued a further $0.6 million 8% Convertible Notes as consideration for past services rendered. Interest will accrue on the 8% Convertible Notes at a rate of 8% per annum, compounded monthly, and is payable on the earlier of the maturity date, redemption or conversion. The stated maturity of the 8% Convertible Notes is May 10, 2024 and principal may be repaid in cash or with shares of the Company.

On August 14, 2019, the Company received conversion notices from all holders of the 8% convertible notes. Based on the IPO price of US$13.00 ($16.95) per share, all principal and accrued interest was converted into 6.9 million common shares at a conversion price of $13.84.

The proceeds from the offering of the 8% Convertible Notes were used, in part, to repay the Credit Agreement described in section (d) above and otherwise applied to the purchase price for the acquisition of Bridge Farm (see acquisition of Bridge Farm in the “OPERATIONAL AND FINANCIAL HIGHLIGHTS” section of this MD&A).

Other Significant Transactions

a)	Investment and Royalty Agreement

In 2018, the Company entered into the Investment and Royalty Agreement with the Purchaser, to receive a loan of up to a total of $11.0 million in multiple installments, and to remove its first fixed charge security position over the Company’s assets in consideration for the issuance of a total of up to 7.2 million common shares, valued at $1.53 per common share, and a series of quarterly royalty payments (“Investment Royalty Payments”), calculated on the basis of the Company’s revenue generated from certain portions of its Olds facility for the prior quarter multiplied by 6.5%, beginning on October 1, 2019 and ending on September 30, 2028.

As at December 31, 2018, a total of $10.9 million had been advanced under the Investment and Royalty Agreement, in consideration for which the Company issued 7,149,035 common shares to its Executive Chairman. In July 2019, the Company issued 50,963 shares to its Executive Chairman in consideration for advancing the remaining funds available to be advanced under the Investment and Royalty Agreement.

On July 17, 2019, the Company agreed to indirectly acquire the Investment and Royalty Agreement through an agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million (to be paid on or before December 31, 2019 or on such earlier date as permitted by certain of the Company’s lenders), subject to the consummation of an IPO or at the seller’s option, any time on or prior to September 30, 2019 if an IPO was not consummated during such period. Upon completion of the Company’s initial public offering the agreement was acquired on August 6, 2019 resulting in a loss on financial obligation of $59.6 million based on the Company’s initial public offering price of $US 13.00 per share. The cash payment of $9.5 million was made on September 19, 2019.

b)	Acquisition of Brands

On May 1, 2019, the Company entered into the Sun 8 Agreement to acquire the world-wide proprietary rights, including copyrights and trademarks, to a portfolio of brand names, designs, domain names and other intellectual property associated with Top Leaf, BC Weed Co. and certain other brands (the “Acquired Brands”). The consideration paid for the Acquired Brands pursuant to the Sun 8 Agreement consisted of 480,000 common shares at a price of $11.03. The agreement includes future consideration in the form of warrants contingent upon future revenues for the Acquired Brands and payment of royalties indexed to merchandise sales and each gram of cannabis produced or sold that is derived from the Acquired Brands.

The Company also incurred $1.5 million of research and development costs to Sun 8 Holdings Inc. which included (i) assisting the Company in sourcing cultivars to sell under the Acquired Brands, (ii) the identification, interview and hiring of cultivation staff, and (iii) the assessment and optimization of the Company’s growing and production methods and techniques.

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Equity

(000s)	September 30, 2019	December 31, 2018
Common shares	103,108	68,649
Common share purchase warrants	3,975	4,212
Simple warrants (1)	10,347	6,130
Performance warrants (2)	5,904	7,095
(1)	5.5 million warrants were exercisable as at September 30, 2019.
(2)	3.8 million performance warrants were exercisable as at September 30, 2019.

As at September 30, 2019, the Company had 103.1 million shares outstanding (December 31, 2018 - 68.6 million shares). The increase from year end was due to the following:

•	The Company’s IPO which resulted in the issuance of 11 million shares for net proceeds of $189.5 million;
•	Conversions of the 8% convertible notes for 6.9 million shares;
•	Conversions of the 12% convertible notes for 2.5 million shares;
•	The issuance of 2.4 million shares relating to the acquisition of Bridge Farm;
•	The issuance of 3.7 million shares relating to the acquisition of the Investment and Royalty Agreement;
•	The exercise of 4.2 million share purchase warrants and the exercise of 1.9 million employee warrants for net proceeds of $16.5 million and $1.2 million respectively; and
•	Additional shares issued during the nine months ended September 30, 2019 were in exchange for intellectual property acquired via the Pathway and Sun 8 Holdings Inc. transactions.

Subsequent to September 30, 2019, $8.4 million and USD$0.2 million of the remaining convertible notes maturing at October 15, 2019 and $2.9 million and USD$0.8 million convertible notes maturing at November 15, 2019 were converted into equity units resulting in the issuance of 3.0 million common shares and 1.7 million warrants. The remaining convertible notes will be settled in equity units or cash at the November 15, 2019 maturity date.

As at November 13, 2019 a total of 106,289,836 common shares were outstanding.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Canada
Olds facility	26,653	33,758	85,205	55,309
Rocky View facility	132	504	253	1,117
Merritt facility	420	-	4,439	-
Other	129	136	1,474	342
United Kingdom	20,987	-	20,987	-
Total capital expenditures	48,321	34,398	112,358	56,768

Olds facility

The Olds facility is the Company’s flagship facility whose primary purpose is to grow cannabis for the Canadian market. Once fully constructed, licensed and operational, the Olds facility will be approximately 448,000 square feet with 126 cultivation rooms. To date, the Company has received a license from Health Canada for approximately 242,000 square feet comprised of H Block (approximately 32,000 square feet with 12 cloning and vegetation rooms), H Block extension (approximately 46,000 square feet with 14 flowering rooms) and Pods 1 through 3 (each approximately 70,000 square feet with 20 flowering rooms). The Company is expecting to receive Health Canada licensing for Pod 4 and Pod 5 by the end of 2019, each which will be approximately 70,000 square feet, with 20 flowering rooms. Furthermore, the Company has commenced construction of an extraction and processing facility, estimated to be approximately 20,000 square feet, to support a fully operational Olds facility. The full build out of the Olds facility is expected to cost approximately $190 million, of which approximately $20 to $25 million remains to be invested.

Merritt facility

The Merritt facility, once constructed and licensed will serve as the primary production facility of the BC Weed Co. brand. Initially, the Company expects the Merritt facility to consist of one mini-pod, which will be approximately 35,000 square feet with 8 flowering rooms. The full build out of the mini-pod and ancillary infrastructure is expected to cost approximately $15 to $30 million to construct, of which approximately $5 million has been invested.

The amount of remaining capital expenditures at the Merritt facility will vary depending on the scale of the facility that will be constructed. A mini-pod is expected to cost $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete. The Company began construction of the Merritt facility in March 2019 and has submitted its initial licence application to Health Canada. However, Health Canada will not substantively review the licence application until the Merritt facility is fully constructed and is accepted by Health Canada as compliant with the requirements of the Cannabis Regulations (SOR/2018-144).

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Bridge Farm

Bridge Farm comprises three facilities, Homestead, Horseshoe and Clay Lake. The Homestead facility is approximately 218,000 square feet with approximately 110,000 square feet of high-quality and efficient growing sites. The Horseshoe facility is 484,000 square feet with approximately 286,000 square feet of grow space. The Clay Lake facility is an 893,000 square foot facility (Clay Lake Phase 1) that was completed in March 2019. Prior to the acquisition, Bridge Farm had completed planning for Clay Lake Phase 2 (approximately 807,000 square feet) and Clay Lake Phase 3 (approximately 1.2 million square feet).

Clay Lake is Bridge Farm’s newest and largest state of the art, technology enabled facility. Bridge Farm aims to leverage the technology driven efficiencies learned from its Horseshoe facility and apply it to the larger scale Clay Lake facility through economies of scale and a reduced reliance on labour.

The Company expects construction on the Clay Lake Phase 2 facility to be completed in the second quarter of 2020, at an expected total cost of approximately $42 million, of which approximately $21 million remains to be invested. The Company could further expand Clay Lake (Phase 3) at an expected total cost of approximately $40 million. Construction of Clay Lake Phase 3 would take approximately 12 months after it commences.

Bridge Farm currently holds an industrial hemp license at its Homestead facility and is in the process of applying for a domestic license that will enable the Company to transition its Clay Lake facility for large scale commercial CBD production. The Company expects to be granted this license by the fourth quarter of 2020. Over time, as demand for CBD products grows, the Company plans to build a CBD extraction facility, subject to approvals and other restrictions for a total cost of approximately $35 million.

Pathway Rx

The Company owns a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains to identify and customize treatments for a wide range of medical additions. The Company expects minimal capital expenditures of approximately $1 million to fund research performed by Pathway Rx.

The Company’s planned capital expenditures for the expansion of its Olds facility (approximately $20 to $25 million), the construction of its Merritt facility (approximately $15 to $30 million) the construction and transition to hemp cultivation of certain of the Bridge Farm facilities (approximately $96 million), and funding Pathway Rx research expenditures (approximately $1 million) are expected to be funded through the proceeds of the IPO (see IPO in the “OPERATIONAL AND FINANCIAL HIGHLIGHTS” section of this MD&A) plus cash on hand and proceeds from the syndicated loan agreement. Expenditures required to maintain production capacity are not expected to be significant in the next twelve months since the majority of the Company’s facilities are newly constructed or under construction. The Company expects approximately $1.5 million per quarter of maintenance capital beginning in January 2020 to maintain current capacity, given that the Company’s Olds facility and Rocky View facility are newly constructed.

Cash Flow Summary

	Nine months ended September 30
($000s)	2019	2018
Cash provided by (used in):
Operating activities	(56,855)	(12,513)
Investing activities	(180,673)	(39,304)
Financing activities	366,834	54,237
Effect of exchange rate changes	(1,622)	-
Change in cash and cash equivalents	127,684	2,420

Cash Flow - Operating Activities

Net cash used in operating activities was $56.9 million for the nine months ended September 30, 2019 compared to $12.5 million for the nine months ended September 30, 2018. The increase of $44.4 million is due to an increase in non-cash working capital and net loss adjusted for non-cash items. The increase in non-cash working capital reflects significant growth in the scale and operations of the Company following the commencement of adult-use cannabis sales and is comprised of fair value changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

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Cash Flow - Investing Activities

Net cash used in investing activities was $180.7 million for the nine months ended September 30, 2019 compared to $39.3 million for the nine months ended September 30, 2018. The increase of $141.4 million is due to expenditures relating to the construction of the Olds facility, with the most significant expenditures relating to Pod 4, Pod 5 and the H Block extension, expenditures relating to Clay Lake Phase 2, and cash paid for the acquisition of Bridge Farm.

Cash Flow - Financing Activities

Net cash provided by financing activities was $366.8 million for the nine months ended September 30, 2019 compared to $54.2 million for the nine months ended September 30, 2018. The increase of $312.6 million is due to proceeds from the syndicated loan, proceeds from the SAF Jackson Facility, net of costs, proceeds from the 8% Convertible Notes, proceeds from the exercise of warrants and proceeds from the issuance of shares, net of costs, partially offset by repayment of the credit facilities and other debt instruments, repayment of Bridge Farm debt, an increase in restricted cash, and the settlement of the financial obligation. The increase in restricted cash represents the minimum balance required in accordance with the syndicated credit agreement for interest coverage.

Liquidity risks associated with financial instruments

Interest rate risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows. The Company is exposed to interest rate risk through its syndicated credit agreement which has variable interest rates. For the nine months ended September 30, 2019, a 1% increase in the prime interest rate would result in additional interest expense of $0.6 million (2018 - $114 thousand).

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations as at September 30, 2019. These maturities may differ significantly from the actual maturities of these obligations.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Syndicated loan	84,000	-	-	-	84,000
Term debt facility	7,116	10,328	97,556	-	115,000
Convertible notes	18,771	-	-	-	18,771
Obligations under finance leases	634	1,208	933	13,403	16,178
Total	110,521	11,536	98,489	13,403	233,949

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2019 of $3.2 million (December 31, 2018 - $3.3 million).

Under employment agreements with certain management personnel, the Company has commitments to those management personnel in the event of termination of employment.

b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occur in the ordinary course of operations, the losses from which, if any, are not expected to be material.

NON-IFRS MEASURES

Certain financial measures in this MD&A including adjusted EBITDA, working capital, cash costs to produce, cultivation and production costs and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

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Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results in the same manner as its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following table reconciles adjusted EBITDA to net loss.

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Net loss and comprehensive loss	(97,491)	(13,155)	(126,543)	(26,130)
Adjustments
Finance costs	12,558	1,277	22,701	1,301
Loss on financial obligation	59,583	5,532	60,308	5,532
Depreciation and amortization	1,278	208	1,546	541
Income tax recovery	(512)	-	(4,121)	-
Change in fair value of biological assets	(11,856)	(430)	(24,722)	(430)
Change in fair value realized through inventory	5,875	-	7,564	-
Unrealized foreign exchange (gain) loss	(229)	-	193	-
Share based compensation	8,398	1,883	34,552	5,432
Asset impairment	-	-	162	2,184
Loss (gain) on disposal of PP&E	6	-	(9)	52
Cost of sales non-cash component (1)	1,072	-	1,927	-
Loss on contingent consideration	5,835	-	5,835	-
Gain on investment	(165)	-	(165)	-
Transaction costs (2)	7,751	-	7,751	-
Adjusted EBITDA from ornamental flower operations (3)	1,654	-	1,654	-
Adjusted EBITDA from cannabis operations (4)	(6,243)	(4,685)	(11,367)	(11,518)

(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to the IPO and the acquisition of Bridge Farm.
(3)	Adjusted EBITDA from ornamental flower operations does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Adjusted EBITDA from ornamental flower operations is calculated based on a net loss of $9.8 million adjusted for finance costs of $0.6 million, loss on contingent consideration of $5.8 million, depreciation and amortization of $1.1 million, income tax recovery of $0.5 million, unrealized change in biological assets of $0.2 million, gain on investment of $0.2 million and transaction costs of $1.4 million.
(4)	Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Adjusted EBITDA from ornamental flower operations	(1,654)	-	(1,654)	-
Adjusted EBITDA from cannabis operations	(6,243)	(4,685)	(11,367)	(11,518)
Adjusted EBITDA	(7,897)	(4,685)	(13,021)	(11,518)

Adjusted EBITDA from cannabis operations was a loss of $6.2 million for the three months ended September 30, 2019 compared to a loss of $4.7 million for the three months ended September 30, 2018. The increased loss was due to the following:

•	Increase in net revenue due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.
•	Nil pre-production expenses in the current year. The Company’s operations were in a pre-commercial phase until the first quarter of 2019, as a result, all costs related to cannabis production were expensed as pre-production expenses.

More than offset by the following:

•	Increase in cost of sales due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.

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•	Increase in general and administrative expenses due to a significant increase in support and administrative staff and building an experienced management team, increased professional fees relating to accounting and audit and other services and overhead. These increases in general and administrative expenses are to support growth and expansion initiatives.

Adjusted EBITDA from cannabis operations was a loss of $11.4 million for the nine months ended September 30, 2019 compared to a loss of $11.5 million for the nine months ended September 30, 2018. The decreased loss was due to the following:

•	Increase in net revenue due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.
•	Nil pre-production expenses in the current year. The Company’s operations were in a pre-commercial phase until the first quarter of 2019, as a result, all costs related to cannabis production were expensed as pre-production expenses.

Partially offset by the following:

•	Increase in cost of sales due to the Company commencing sales of adult-use cannabis in the first quarter of 2019.
•	Increase in general and administrative expenses due to a significant increase in support and administrative staff and building an experienced management team, increased professional fees relating to accounting and audit and other services and overhead. These increases in general and administrative expenses are to support growth and expansion initiatives.
•	Increase in sales and marketing expense due to branding, promotion, trade shows, marketing design and public relations associated with the introduction of new product lines and the ramp up of production.

Working capital

Working capital is a non-IFRS measure which the Company uses to evaluate its operating performance as it provides a measure of the Company’s operating liquidity. Working capital is defined as current assets minus current liabilities. Current assets include cash and cash equivalents, restricted cash, accounts receivable, biological assets, inventory and prepaid expenses and deposits. Current liabilities include accounts payable and accrued liabilities, current portion of long-term debt, current liability component of convertible notes, current portion of lease obligation, current portion of financial obligation and deferred consideration.

Cash costs to produce

Cash costs to produce is a non-IFRS measure which the Company uses to evaluate its operating performance. Cash costs to produce provides information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash and post-production expenses associated with growing costs. Cash costs to produce is defined as cost of sales less depreciation and packaging costs. Cash costs to produce are reconciled to cost of sales in the “OPERATIONAL RESULTS” section of this MD&A.

Cash cultivation and production costs

Cash cultivation and production costs (“C&P costs”) are a non-IFRS measure which the Company uses to evaluate its operating performance. Cultivation and production costs provide information in evaluating the Company’s operating results as they provide the most complete measure of operational performance at the facilities. Cultivation and production costs are defined as the costs related to growing, harvesting, processing and selling cannabis.

The following table reconciles cash cultivation and production costs to biological assets and inventory.

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	Three months ended September 30		Nine months ended September 30
($000s)	2019	2018	2019	2018
Biological assets	14,539	-	14,539	-
Adjustments
Beginning balance	(12,835)	-	(876)	-
Unrealize change in fair value	(11,674)	-	(25,367)	-
Transfers to inventory	26,318	-	52,013	-
Depreciation and G&A	(3,018)	-	(7,657)	-
Other costs	(5)	-	1,325	-
UK biological assets	(1,722)	-	(1,722)	-
Total C&P costs added to biological assets	11,603	-	32,255	-

Inventory	28,420	-	28,420	-
Adjustments
Beginning balance	(17,485)	-	(1,234)	-
Transfers from biological assets	(26,318)	-	(52,013)	-
Depreciation and G&A	(834)	-	(1,113)	-
Transfer to cost of goods sold	24,035	-	36,409	-
Other costs	(2,384)	-	(3,913)	-
UK inventory	(755)	-	(755)	-
Total C&P costs added to inventory	4,679	-	5,801	-
Total C&P costs	16,282	-	38,056	-

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales

RELATED PARTIES

The Company has outstanding amounts receivable from and payable to related parties, including employees, directors and corporations related to those individuals. As at September 30, 2019, the Company was owed $0.2 million (December 31, 2018 - $0.5 million) from related parties and owed $2.0 million (December 31, 2018 - $0.8 million) to related parties.

The amounts owing from related parties are both interest bearing and non-interest bearing and have various repayment terms.

Loan Receivable Agreements

On April 6, 2018, the Company issued 40,000 common shares to an officer of the Company at a fair value of $2.97, in accordance with an employment agreement. On April 6, 2018, the Company and this officer also entered into a shareholder loan agreement that provides a loan facility of up to $510 thousand to the officer. The loan bore interest at a rate of 2.5% per annum, had a term of three years, and was secured against the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at December 31, 2018, $245 thousand had been advanced under this shareholder loan agreement. In July 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

The Company has entered into separate shareholder loan agreements with two (December 31, 2018 - three) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change of control of the Company or sale of the Company. As at September 30, 2019, $200 thousand (December 31, 2018 - $190 thousand), had been advanced under these loan agreements.

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On February 15, 2018, the Company and an officer entered into a shareholder loan agreement that provides for a loan of up to $200 thousand per year. The loan bore interest at a rate of 2.5% per annum and was secured by the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. During 2019, $400 thousand was advanced under this loan agreement. In July 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

Financial Obligation

On January 15, 2018, the Company entered into a credit agreement with a company controlled by an officer and director of the Company (the “Purchaser”). The credit agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 7,149,035 common shares. The difference between the fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement was charged to finance expense in the prior year.

In addition, pursuant to the terms of the credit agreement, the Purchaser was entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended credit agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrue beginning October 1, 2019 and were to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company has estimated the present value of these payments at December 31, 2018 to be $18.5 million assuming a discount rate of 18%.

On July 17, 2019, the Company issued 50,963 shares to the Company’s executive chairman in consideration for advancing the remaining funds available to be advanced under the financial obligation. In addition, the Company agreed to acquire the financial obligation pursuant to an agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million The cash payment of $9.5 million was made on September 19, 2019.

Promissory Note

During 2018, the Company entered into an agreement with a former officer of the Company to repurchase a total of 9,815,701 common shares at a weighted average price of $1.69 per common share for total consideration of $16.6 million. A balance of $6.9 million remained unpaid under the agreement and was converted to an Unsecured Subordinated Promissory Note (the “Promissory Note”) as described under note 11(e). The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the Note. The balance of $6.9 million outstanding included principal and interest which accrued from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

Transactions

Marketing, brand research and development and promotional costs totalling $2.1 million for the nine months ended September 30, 2019 (2018 - $0.6 million) were paid to a company controlled by a shareholder, officer and director of the Company. At September 30, 2019, the Company owed a balance of $0.5 million (December 31, 2018 - $0.3 million) relating to services under this contract.

Consulting services were provided to the Company by an officer, including services related to private placements completed. For the nine months ended September 30, 2019, consulting and commission expenses totalled nil (2018 - $0.1 million).

The Company has two contracts with companies in which an officer (who is not considered a member of key management) of the Company maintains influence. The contracts relate to research and development services being provided to the Company and its ability to access and license certain strains of cannabis for research purposes. For the nine months ended September 30, 2019, the fees paid totalled $239 thousand (2018 - $75 thousand). At September 30, 2019, the Company owed a balance of $19 thousand (December 31, 2018 - $19 thousand) relating to services under these contracts.

A member of the Board of Directors is a partner at a law firm which provides legal services to the Company. For the nine months ended September 30, 2019, professional fees totalling $3.0 million (2018 - $nil) were incurred for services provided by this firm. At September 30, 2019, the Company owed $0.4 million (December 31, 2018 - $0.3 million) relating to various corporate matters and financings in progress.

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During the nine months ended September 30, 2019, the Company entered into an agreement with an employee to acquire certain equipment for $900,000.

During the nine months ended September 30, 2018, the Company forgave $5 thousand in debt owed by a former officer of the Company.

During the nine months ended September 30, 2018, the Company forgave $20,000 in debt owed by a former member of the Board of Directors. This director resigned from the Board effective January 15, 2018.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2019, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the Contractual Commitments and Obligations section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements and related notes requires us to make estimates that affect the reported amounts of assets, liabilities, expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. We believe that the following represent the most significant estimates, management judgments and accounting policies used in preparing the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

Restricted Cash and Cash Equivalents

We record restricted cash as current assets representing the minimum balance required in accordance with the syndicated credit agreement for interest coverage and funds held in trust by the Town of Olds, Alberta in accordance with municipal regulations related to the granting of a building permit.

Biological Assets

Our biological assets consist of cannabis plants in various stages of vegetation, including clones which have not been harvested. Our inventory is comprised of harvested cannabis, as well as supplies and consumables. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. Our method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant, weighted average number of growing weeks completed, as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Inventory

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labor related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the weighted average cost basis.

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The valuation of biological assets at the point of harvest is the cost basis for all cannabis-based inventory and, thus, any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. We must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Property, Plant, and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. When the cost of replacing portion of an item of property and equipment is capitalized, the carrying amount of the replaced part is derecognized.

Depreciation of construction in progress assets commences when the assets are ready for their intended use or when a Health Canada producer’s licence is granted. The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the consolidated statements of loss and comprehensive loss.

Property, plant and equipment are depreciated as they become available for use. Buildings are not depreciated until a producer’s licence is obtained. For assets available for use, depreciation is computed using the straight-line method over the estimated useful life of the assets, as described below:

Land	n/a
Production facilities	4 to 20 years
Equipment	10 years
Construction in progress	n/a

Intangible Assets

Intangible assets are comprised of pre-licensing costs and are carried at cost less accumulated impairment losses. The intangible assets will be amortized over the life of the related production facility once licences are obtained.

Impairment of Assets

Our management assesses and continually monitors internal and external indicators of impairment relating to our assets. The assessment of indicators of impairment takes into account various factors including the likelihood of obtaining future licences from Health Canada, the demand for cannabis for medical and adult-use purposes, the price of cannabis, and changes in market discount rates.

Financial assets

We apply an expected credit loss, or ECL, model to all debt financial assets not held at fair value through profit and loss, or FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, we have applied the simplified approach under IFRS 9 and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. We have assessed the impairment of its accounts receivable using the expected credit loss model, and no difference was noted. As a result, no incremental impairment loss has been recognized upon transition to IFRS 9 and at March 1, 2018.

Non-financial assets

The carrying amounts of our property, plant and equipment and intangible assets are assessed for impairment indicators at each reporting period end basis to determine whether there is an indication that such assets have experienced impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

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An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit, or CGU).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset (or CGU) is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) previously. A reversal of an impairment loss is recognized immediately in the statements of comprehensive loss.

Financial Instruments

Financial assets are initially measured at fair value plus, in the case of a FVTPL financial asset, transaction costs. Financial assets are subsequently measured at FVTPL, amortized cost, debt measured at fair value through other comprehensive income, or FVOCI, equity investments designated at FVOCI, or financial instruments designated at FVTPL. The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest,” which is referred to as the SPPI test, as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test. The assessment of our business models for managing the financial assets was made as of the date of initial application of IFRS 9 on March 1, 2018, or on initial recognition. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

 All financial liabilities we hold, other than the 12% Convertible Notes, are initially measured at fair value and subsequently measured at amortized cost. The 12% Convertible Notes we issued in October and November 2018 have been designated at FVTPL upon initial recognition as permitted by IFRS 9, as the notes contain multiple embedded derivatives.

Non-monetary Transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, or the fair value cannot be reliably established. The lack of commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up, adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given consists of shares in an actively traded market, the value of those shares will be considered fair value.

Repurchase of Common Shares

The repurchase of common shares will be recorded at the value of the consideration given. All common shares repurchased are cancelled. Any excess of the purchase price over the carrying amount will be charged to retained earnings as share repurchase premiums.

Compound Financial Instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in the consolidated statements of loss and comprehensive loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

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Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of the components of convertible notes is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the 12% Convertible Notes at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on various assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Financial Obligation

The financial obligation arising pursuant to the Investment and Royalty Agreement requires management to make assumptions and use judgment in determining the generation of future revenues and an appropriate discount rate.

Revenue

Under IFRS 15, to determine the amount and timing of revenue to be recognized, we follow a five-step model:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligations are satisfied

Gross revenue from the direct sale of cannabis for a fixed price is recognized when we transfer control of the goods to the customer, which, with respect to adult-use cannabis, is at the point of delivery.

Gross revenue earned in Canada includes excise taxes, which we pay as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which we expect to be entitled. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Research and Development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization of IAS 38 “Intangible Assets”. Research and development costs comprise consulting fees and licence acquisition fees. No development costs have been capitalized as at September 30, 2019, December 31, 2018 or February 28, 2018.

Share-based compensation

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted. Share-based compensation expense includes the expense for the issue of simple and performance warrants to employees, directors, and others at the discretion of our board of directors. Given the absence of an active trading market for the Company’s common shares prior to its IPO, determining the fair value of the Company’s common shares required our board of directors to make complex and subjective judgments. Our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses was estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as, other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and the instruments involved illiquid securities of a private company. Subsequent to the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data. In determining the amount of share-based compensation expense, the Company utilized the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted.

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Income Taxes

Income taxes are recognized in the consolidated statements of loss and comprehensive loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and includes any adjustment to income tax payable or recoverable in respect of previous periods.

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities, and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income (loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each consolidated statements of financial position date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following standards effective January 1, 2019:

IFRS 16 Leases

On January 1, 2019, the Company adopted IFRS 16 Leases using the modified retrospective approach which replaces IAS 17 Leases, which came into effect for annual periods beginning on or after January 1, 2019. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in the Company’s consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows has not been restated.

Under the new standard, a contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease obligation. Depreciation is recognized on the right-of-use asset over the shorter of the estimated useful life of the asset or the lease term. The lease obligation is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease obligation is subsequently increased by the interest cost on the lease obligation and decreased by lease payments made. Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation.

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgements including economic environment, term and the underlying risk inherent to the asset.

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Impacts on transition

The lease assets were initially recognized at an amount equal to the discounted lease payments using an incremental borrowing rate of 5.95%.

The adoption of IFRS 16 using the modified retrospective approach allowed the Company to use the following practical expedients in determining the opening transition adjustment:

•	The weighted average incremental borrowing rate in effect at January 1, 2019 was used as opposed to the rate in effect at inception of the lease;
•	Leases with a term of less than 12 months as at January 1, 2019 were accounted for as short-term leases;
•	Leases with an underlying asset of low value are recorded as an expense and not recognized as a right-of-use asset; and
•	Leases with similar characteristics were accounted for as a portfolio using a single discount rate.

The cumulative effect of initial application of the standard was to recognize a $1.3 million increase to right-of-use assets (“Lease assets”), a $1.3 million increase to lease obligations and recognizing the difference in accumulated deficit. The impact on transition is summarized below:

($000s)	January 1, 2019
Lease assets	1,333
Lease obligations	1,333

On transition to IFRS 16, a reconciliation of the lease assets and lease obligations recognized by the Company is as follows:

($000s)	January 1, 2019
Lease assets
Net book value of lease assets recognized at December 31, 2018	227
Discounted using the implicit rate at January 1, 2019	212
Add: Lease assets recognized at January 1, 2019	1,121
Lease assets recognized at January 1, 2019	1,333

($000s)	January 1, 2019
Lease obligations
Operating lease commitment at December 31, 2018	1,144
Discounted using the implicit rate at January 1, 2019	1,121
Add: Finance lease liabilities at January 1, 2019	212
Lease obligations recognized at January 1, 2019	1,333

Amendments to definition of a business under IFRS 3

In October 2018, the International Accounting Standards Board (IASB) issued amendments to the definition of a business in IFRS 3 Business Combinations. These amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participants perspective to determine whether an acquired set of activities and assets is a business. The amendments include the following:

•	clarify the minimum requirements for a business;
•	remove the assessment of whether market participants are capable of replacing any missing elements;
•	add guidance to help entities assess whether an acquired process is substantive;
•	narrow the definition of a business and of outputs; and
•	introduce an optional fair value concentration test.

The IASB also added examples to illustrate the application of the guidance in IFRS on the definition of a business. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 with early adoption permitted. The Company has elected to early adopt the new standard as at January 1, 2019 with application applied prospectively.

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RISK FACTORS

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

The Company is exposed to interest rate risk from its variable rate debt instruments. The total amount of debt outstanding on such instruments as at September 30, 2019 was $84.0 million. A 1.0% increase in the prime interest rate would result in an additional interest expense of $0.6 million. The Company does not consider the interest rate risk from these debt obligations to be material to its financial position or results of operations.

Credit Risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of our credit risk exposure is the balance of cash, accounts receivable, subscriptions receivable, and taxes recoverable. The Company mitigates such exposure to its cash by investing cash deposits only in reputable Canadian financial institutions with investment grade credit ratings. The Company manages credit risk with respect to accounts receivable and subscriptions receivable by issuing credit only to credit-worthy counterparties.

Liquidity Risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. To support the Company’s rapid growth, it has actively pursued new funding sources through a series of recent debt and equity transactions to ensure there are sufficient funds to meet its obligations as they come due.

Foreign Currency Risk

The Company’s cash and cash equivalents are held in Canadian dollars. The Company may be exposed to fluctuations of the Canadian dollar against certain other currencies because it publishes its financial statements in Canadian dollars, while a portion of its assets, liabilities, revenues and costs are or will be denominated in other currencies. Exchange rates for currencies of the countries in which the Company intends to operate may fluctuate in relation to the Canadian dollar, and such fluctuations may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (“DCP”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2018, as described below.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has designed internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal controls over financial reporting and concluded that the Company’s internal controls over financial reporting were not effective due to the weaknesses in internal controls over financial reporting as at December 31, 2018, as described below.

In connection with the audit of the Company’s consolidated financial statements for the fiscal period ended December 31, 2018, management concluded that there were three material weaknesses in the Company’s ICFR. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include lack of segregation of duties due to limited number of employees in the finance department, limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review over the valuation model used for biological assets and financing obligations. Similar material weaknesses were identified at Bridge Farm.

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Remediation Plan

The Company is currently implementing a remediation plan and taking the measures necessary to address the underlying causes of these material weaknesses and expects to remediate these material weaknesses for the fiscal year ending December 31, 2019. Remediation may take longer than the Company expects, and its efforts may not prove to be successful in remediating these material weaknesses.

(i)	Lack of segregation of duties due to limited number of employees in the finance department

As a rapidly developing growth-stage company, Sundial’s requirements in the areas of finance controls, expertise and capacity have expanded significantly and continue to do so. The number of professionally designated accountants in the finance department has increased significantly since December 31, 2018, with several planned additions for the remainder of 2019.

The Company has engaged external third-party advisors to assist management in evaluating the design and operating effectiveness of internal controls over financial reporting, including identification of business process improvement areas and documenting the future state of significant business processes. This review over internal controls will ensure that any lack of segregation of duties will be adequately addressed and remediated.

(ii)	Limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters

The Company has added numerous professionally designated accountants to bring additional knowledge and expertise relating to complex accounting matters. The Company has also engaged external third-party advisors when complex accounting matters arose to ensure treatment of those matters was appropriate. The Company will continue to seek external third-party advice when complex accounting matters arise in the future.

(iii)	Lack of management review over the valuation model used for biological assets and financing obligations

The Company has added and will continue to add senior experienced staff members to assist with the review process. The Company has engaged external third-party advisors to assist management in evaluating the design and operating effectiveness of internal controls over financial reporting, including identification of business process improvement areas and documenting the future state of significant business processes. This review over internal controls will ensure that appropriate management review is performed over valuation models.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
AIF	Annual Information Form	G or GM	Gram
$ or C$	Canadian dollars	Sq ft	Square feet
GAAP	Generally Accepted Accounting Principles
IFRS	International Financial Reporting Standards
MD&A	Management’s Discussion and Analysis
U.K.	United Kingdom
U.S.	United States
US$	United States dollars
£	Pounds
CBD	Cannabidiol
CPG	Consumer Packaged Goods
THC	Tetrahydrocannabinol

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ADVISORY

Forward-Looking Information

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements include, but are not limited to, statements about:

•	The Company’s use of the net proceeds from the IPO;
•	The continued development and growth of the demand and markets for medical and adult-use cannabis and CBD products;
•	The number of flowering rooms and combined production capacity therefrom that the Company expects to have by the of 2019;
•	The Company’s growth strategies, including plans to enter the global CBD market;
•	The amount of capital expenditures related to the proposed expansion or conversion of the Company’s facilities;
•	The successful integration of Bridge Farm’s business;
•	The transition of certain of the existing Bridge Farm operations to the cultivation of hemp and extraction of CBD;
•	The maintenance of the Company’s existing licenses and the ability to obtain additional licenses as required;
•	The outcome of medical research by the Company’s partners and the acceptance of such findings in the medical community;
•	The negotiation and successful closing of the planned syndicated replacement credit facility;
•	The Company’s ability to leverage Bridge Farm’s existing distribution relationships for CBD products;
•	The Company’s ability to establish and market its brands within its targeted markets and compete successfully;
•	The Company’s ability to produce and market additional products as regulations permit;
•	The Company’s ability to attract and retain key employees;
•	The Company’s ability to manage growth in its business; and
•	The Company’s ability to identify and successfully execute strategic partnerships.

Although the Company has based forward-looking information contained in this document on assumptions that it believes are reasonable, it cautions the reader that actual results and developments (including the Company’s results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made or suggested by the forward-looking information contained in this document. In addition, even if results and developments are consistent with the forward-looking information contained in this document, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking information contained in this document include:

•	The Company’s ability to implement its growth strategies;
•	The Company’s ability to complete the conversion or buildout of its facilities on time and on budget;
•	The Company’s competitive advantages;
•	The development of new products and product formats for the Company’s products;
•	The Company’s ability to obtain and maintain financing on acceptable terms;
•	The impact of competition;
•	The changes and trends in the cannabis industry;
•	Changes in laws, rules and regulations;
•	The Company’s ability to maintain and renew required licenses;
•	The Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
•	The Company’s ability to keep pace with changing consumer preferences;
•	The Company’s ability to protect intellectual property;
•	The Company’s ability to manage and integrate acquisitions, particularly Bridge Farm;
•	The Company’s ability to retain key personnel; and
•	The absence of material adverse changes in the industry or global economy.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the “RISK FACTORS” section of this the Company’s supplemental PREP prospectus dated July 31, 2019 (the “IPO Prospectus”) .. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

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This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “RISK FACTORS” section of the IPO Prospectus. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Non-IFRS Measures

Certain financial measures in this MD&A do not have a standardized meaning as prescribed by IFRS including adjusted EBITDA, working capital, cash costs to produce, cultivation and production costs and gross margin before fair value adjustments. As such, these measures are considered non-IFRS financial measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team. The definition and reconciliation of each non-IFRS measure is presented in the “NON-IFRS MEASURES” section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed at www.sedar.com or on the Company’s website at www.sndlgroup.com.

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